

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2015

Via E-mail
Mr. He Jiting
Chief Executive Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China, 610207

> **Re: Apollo Solar Energy, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed June 25, 2015**
> **File No. 000-12122**

Dear Mr. Jiting:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 1A. Risk factors, page 13

1.　　We note your statement that both your mines are in the development stage. The terms development and production are defined in Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage should be utilized to characterize companies which have not progressed to the production stage but which are engaged in preparing reserves for production. The term production stage should be utilized to characterize companies, which are engaged in commercial, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined in Industry Guide 7, it appears that you should remove terms indicating that you have progressed beyond the exploration stage, such as develop, development and production, which appear throughout your document. These terms should be replaced, as needed, with terms such as explore or exploration. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification or guidance.

<u>Item 2. Properties, page 22</u>
<u>Dashuigou and Majiagou Projects, page 22</u>

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

    - The location and means of access to your property, including the modes of transportation utilized to and from the property.

    - Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

    - A description of any work completed on the property and its present condition.

    - The details as to modernization and physical condition of the processing plant and equipment, including subsurface improvements and equipment.

    - A description of mining/processing equipment, infrastructure, and other processing facilities.

    - The current state of exploration of your property.

    - The total costs incurred to date and all planned future costs.

    - The source of power and water that can be utilized at the property.

    - If applicable, provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature.

    You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

3. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at

(202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

4. It appears you should also expand your disclosure concerning your exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

5.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

6.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

7.   We note you reference increases in Tellurium and other metal prices in this section. Please disclose within your filing the prices of the minerals as found on your properties (Tellurium, Bismuth, Zinc, Indium, and Lead) for the last five years.

Notes to Consolidated Financial Statements, page 38
Note 10. Related Parties Transactions, page 47

8.   You disclose during the year ended December 31, 2013, the Company reclassified RMB 20 million ($3,723,108) which was contributed in 2008 from loan receivable from Xinju to additional paid in capital and established a 100% allowance on this receivable. From your financial statements, it does not appear a loan receivable has been reclassified or an allowance established. Please further clarify your accounting for this transaction, including your treatment of the loan receivable prior to reclassification and the journal entries recorded to reclassify the loan receivable to APIC and establish an allowance. Please provide the authoritative accounting literature used to support your accounting.

Forms 10-Q

9.   We note that the Forms 10-Q for the quarter ended March 31, 2015 and for the quarter ended June 30, 2015 have not been filed. Please file these reports immediately or tell us when you plan to file the interim financial statements. Refer to Rule 8-08 of Regulation S-X and the Form 10-Q template and requirements as follows: http://www.sec.gov/about/forms/form10-q.pdf

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

He Jiting
Apollo Solar Energy, Inc.
September 8, 2015
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have any questions regarding the engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining